Exhibit 12.1
Panhandle Eastern Pipe Line Company, LP
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio amounts)
(Unaudited)

The following table sets forth the consolidated ratio of earnings to fixed charges on an historical basis for the year ended December 31, 2013, the periods from March 26, 2012 to December 31, 2012 and January 1, 2012 to March 25, 2012 and the years ended December 31, 2011, 2010 and 2009. For the purpose of calculating such ratios, “earnings” consist of pre-tax income from continuing operations before income or loss from equity investees, adjusted to reflect distributed income from equity investments, and fixed charges, less capitalized interest. “Fixed charges” consist of interest costs, amortization of debt discount, premiums and issuance costs and an estimate of interest implicit in rentals. No adjustment has been made to earnings for the amortization of capital interest for the periods presented as such amount is immaterial.

	Successor		Predecessor
	Year Ended December 31,	Period from Acquisition (March 26, 2012) to December 31, 2012	Period from January 1, 2012 to March 25, 2012	Years Ended December 31,
	2013			2011	2010	2009
Fixed Charges:
Interest expense, net	$78	$67	$25	$106	$102	$83
Net amortization of debt discount, premium and issuance expense	(28)	(24)	—	2	1	1
Capitalized interest	1	1	—	1	7	26
Interest charges included in rental expense	3	3	1	4	4	4
Total fixed charges	$54	$47	$26	$113	$114	$114
Earnings:
Consolidated pre-tax income (loss) from continuing operations	$(381)	$164	$65	$263	$245	$243
Distributed income of equity investees	—	—	—	1	—	—
Capitalized interest	(1)	(1)	—	(1)	(7)	(26)
Total fixed charges (from above)	54	47	26	113	114	114
Earnings Available for Fixed Charges	$(328)	$210	$91	$376	$352	$331

Ratio of earnings to fixed charges	(a)	4.5	3.5	3.3	3.1	2.9

(a)
For the year ended December 31, 2013, fixed charges exceeded earnings by $382 million.  In 2013, Panhandle Eastern Pipe Line Company, LP recognized a $689 million goodwill impairment charge associated with its Trunkline LNG reporting unit.